UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33655

PARAGON SHIPPING INC.
(Exact name of registrant as specified in its charter)

15 Karamanli Ave.

GR 166 73, Voula, Greece

Telephone: +30 210 891-4600

 (Address, including zip code, and telephone numbers, including area code, of registrant’s principal executive offices)

Common shares, $0.001 par value

8.375% Senior Notes due 2021

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 46

Pursuant to the requirements of the Securities Exchange Act of 1934, PARAGON SHIPPING INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 20, 2018	By:	/s/ GEORGE SKRIMIZEAS
George Skrimizeas Chief Operating Officer